

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Ziyang Long
Chief Executive Officer
Republic Power Group Ltd.
158 Kallang Way #06-08
Singapore, Republic of Singapore S349245

> **Re: Republic Power Group Ltd.**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed September 18, 2023**
> **File No. 333-266256**

Dear Ziyang Long:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 7 to Form F-1 filed September 18, 2023

The Offering, page 9

1. You disclose net proceeds from the offering will be approximately $6,028,671, however you disclose gross proceeds of $7,040,000, underwriting discounts of $563,200 and expenses related to this offering of $812,431 which results in net proceeds of $5,664,369. Revise the filing as necessary to ensure the net offering proceeds disclosed reconciles to the detailed disclosures elsewhere in the filing and ensure the capitalization and dilution tables are revised accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 44

2.   Please clarify your disclosure that you believe your existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations will be sufficient to meet your capital requirement under March 31, 2024. In this respect, please revise to disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. We refer you to FRC 501.03(a) of Regulation S-K and Section IV of SEC Release 33-8350

     You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407or Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Joan Wu